UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-10269

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

ALLERGAN, INC.

2525 Dupont Drive

Irvine, California 92612

(Name of issuer of the securities held

pursuant to the plan and the address of its

principal executive office)

4.	ERISA Financial Statements and Schedule and Exhibits:

(a)	Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm of Lesley, Thomas, Schwarz & Postma, Inc., dated June 22, 2009, on the Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007 and the related Statements of Changes in Net Assets Available for Benefits for the Years Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007— Allergan, Inc. Savings and Investment Plan.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007— Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23 — Consent of Lesley, Thomas, Schwarz & Postma, Inc.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

Date: June 25, 2009	By:	/s/ Jeffrey L. Edwards
Jeffrey L. Edwards Allergan, Inc. Executive Committee

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Executive Committee of Allergan, Inc.

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 22, 2009

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

Investments
Participant loans at estimated fair value (Note 3)	$6,922,836	$5,638,789
Investments in master trust at fair value (Note 3)	365,458,016	505,597,522

Total investments	372,380,852	511,236,311

Receivables
Participant contributions	—	925
Employer contributions	18,311,297	12,739,560

Total receivables	18,311,297	12,740,485

TOTAL ASSETS	390,692,149	523,976,796

LIABILITIES

Operating payables	2,381	—

Net assets available for benefits at fair value	390,689,768	523,976,796

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	6,196,538	1,355,908

NET ASSETS AVAILABLE FOR BENEFITS	$396,886,306	$525,332,704

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income (loss)
Net appreciation (depreciation) in contract value of investments (Note 3)	$(185,580,820)	$17,004,269
Interest	492,296	406,982
Dividends	11,504,215	7,319,981

	(173,584,309)	24,731,232

Contributions
Employer—match	16,557,879	13,129,903
Employer—retirement	17,260,417	12,008,958
Participant—before tax	36,975,131	29,924,361
Participant—after tax	1,005,543	957,647
Rollovers	8,286,798	6,983,935

	80,085,768	63,004,804

Total additions (deductions) to net assets	(93,498,541)	87,736,036

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	34,907,575	28,746,604
Corrective distributions	13,946	—
Administrative expenses	26,336	22,624

Total deductions from net assets	34,947,857	28,769,228

TRANSFERS FROM ANOTHER PLAN (NOTE 9)	—	25,774,267

NET INCREASE (DECREASE)	(128,446,398)	84,741,075

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	525,332,704	440,591,629

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$396,886,306	$525,332,704

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Allergan, Inc. Savings and Investment Plan (Restated 2008) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. (the “Company”). The Plan provides for immediate eligibility into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan, Inc. Executive Committee. The trustee for the Plan is JPMorgan Chase Bank.

Employee Contributions — The Company’s eligible United States employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Code.

The Company’s eligible Puerto Rico employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the Plan through the Master Trust. The Plan administrator regularly consults with the trustee to evaluate investment performance and, based thereon, will add or remove investment options. As of December 31, 2008, participant contributions may be invested in the Allergan, Inc. Common Stock Fund, JPMorgan Stable Value Fund, Western Asset Core Plus Bond Portfolio Fund, Dodge & Cox Balanced Fund, American Century Income and Growth Fund, Barclays Global Investors Equity Index Fund, Janus Adviser INTECH Risk-Managed Growth Fund, American Funds New Perspective Fund, American Funds EuroPacific Growth Fund, Columbia Marsico Focused Equities Fund, Evergreen Special Values Fund, TIAA-CREF Small Cap Blend Index Fund, Times Square Small Cap Growth Fund, Dodge & Cox Stock Fund or any combination of the 14 funds at the participant’s discretion.

Additionally, certain assets are invested in the Advanced Medical Optics, Inc. Common Stock Fund as of December 31, 2008, although new allocations are not permitted and have not been made to that fund since June 29, 2002.

Certain limitations imposed by the Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.

Employer Matching Contributions — The Company contributed an amount equal to 100% of each employee’s contribution up to 4% of defined compensation for the years ended December 31, 2008 and 2007.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Employer matching contributions are made in Allergan, Inc. common stock which is invested in the Allergan, Inc. Common Stock Fund. Participants who are over 55 can, however, elect to direct their employer matching contributions into any of the 14 investment funds. All participants can elect at any time to diversify their employer matching contributions in the Allergan, Inc. Common Stock Fund into any of the other 13 investment funds, subject to the Company’s insider trading policy.

Employer Retirement Contributions — Effective January 1, 2003, the Company makes an annual contribution equal to 5% of each participant’s defined compensation if they are eligible for the Retirement Contribution Feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year.

Investment Options — Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Participant Accounts — Each participant’s account is credited for the participant’s contributions, employer match and employer retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The earnings and losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

Participant Loans Receivable — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding retirement contributions. Loan terms range from one to five years or, for the purchase of a primary residence, up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period.

Vesting and Forfeitures — Participant contributions are fully vested at all times. Participants forfeit their share of employer matching contributions if they terminate their employment before completing three years of service with the Company. Employer matching contributions vest based on a cliff vesting of 3 years of service. Employer retirement contributions vest on a graduated basis. After completing one year of service, the participant is 20% vested, and vesting increases 20% each year thereafter until fully vested at the end of the fifth year of service. Forfeitures are used by the Company to offset future employer contribution requirements and to reinstate rehired employee accounts. During the Plan years ended December 31, 2008 and 2007, $1,715,576 and $1,201,115, respectively, of forfeitures were used to offset contributions. At December 31, 2008 and 2007, unutilized forfeitures totaled $589,813 and $364,369, respectively.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits — Participants may withdraw their employee “after-tax” and rollover contributions at any time. Vested employer matching contributions can also be withdrawn at any time providing they were credited at least two years prior to withdrawal or in the case of a financial hardship. Withdrawals of employee “after-tax” contributions and employer matching contributions during employment may cause the participant to become ineligible to receive certain employer matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

Prior to age 59-1/2, employee “before-tax” contributions may be withdrawn in the event of financial hardship, after the withdrawal of the value of employee “after-tax” contributions and employer matching contributions. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six months following the withdrawal for U.S. employees and 12 months for Puerto Rico employees. Hardship withdrawals of employer retirement contributions are not permitted.

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59-1/2 (if fully vested), permanent and total disability, or death. Under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc. or Advanced Medical Optics, Inc., as applicable) or may elect partial distributions. If the participant’s account value is $5,000 or more, withdrawals may be postponed until as late as attaining age 70-1/2. After death, payment is in the form of a lump sum to the designated beneficiary.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting. Except for unutilized forfeitures (see Note 1), the net assets of the Plan are allocated entirely to individual participants’ accounts.

As described in the Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are also prepared on a contract value basis.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pursuant to FSP AAG INV-1 and Statement of Position No. 94-4-1, the following presentation relates to the fully benefit-responsive investment contract (JPMorgan Stable Value Fund) held in the Master Trust for the years ended December 31, 2008 and 2007.

The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by JPMorgan Chase Bank.

The fair value of the investment contract at December 31, 2008 and 2007 was $55,562,813 and $42,316,556, respectively. The contract value of the investment contact at December 31, 2008 and 2007 was $61,759,351 and $43,672,464, respectively.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yields at December 31, 2008 and 2007 were approximately 2.81% and 5.16%, respectively. The crediting interest rate is based on an agreed-upon formula with the insurer, but cannot be less than zero. This rate is reset each calendar quarter based on the data as of the last business day of the month prior to the end of the quarter. The crediting interest rates in effect at December 31, 2008 and 2007 were approximately 2.69% and 5.00%, respectively.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — On June 20, 2007, the Plan, along with the Allergan, Inc. Employee Stock Ownership Plan, entered into the Allergan, Inc. Master Trust (the “Master Trust”). See Note 3, for further discussion of the Master Trust. The Plan’s investments in the Master Trust are stated at fair value except that Barclays Global Investors Equity Index Fund and JPMorgan Stable Value Fund are based upon the net asset value reported by the funds (these funds are reported at contract value in accordance with SOP 94-4-1). Participant loans are valued at the outstanding balance which the plan sponsor has estimated approximate fair value.

Purchases and sales of investments held in the Master Trust are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the contract value of its investments held in the Master Trust, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments held in the Master Trust.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest Bearing Cash and Cash Equivalents — Interest bearing cash and cash equivalents represent amounts invested in JPMorgan Chase Bank, which consist of highly liquid short-term investments.

Contribution Funding — The participant deferrals and employer matching contributions are funded on a consistent basis following the issuance of each Company payroll. Employer retirement contributions are funded on an annual basis.

Non-Discrimination for Employee and Employer Contributions — The Plan, as required by the Code, performs annual tests between highly compensated participants versus non-highly compensated participants to ensure that highly compensated participants are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess deferral contributions. Excess deferral contributions which are refunded within two and one-half months of the Plan year end are accrued as a liability to the Plan. No such accrual exists at December 31, 2008 and 2007. Excess deferral contributions which are not refunded within two and one-half months of the Plan year end are recorded as corrective distributions in the Plan year in which the refund is paid.

Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Continuation of the Plan — The Company anticipates and believes the Plan will continue without interruption, but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and non-forfeitable without regard to the years of service of such participants.

Administrative Expenses — Expenses incurred in the administration and operation of the Plan are paid by the Plan. Certain administrative expenses of the Plan are paid by the Company.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 3 — INVESTMENTS

The Master Trust was created pursuant to a trust agreement dated June 20, 2007, between the Company and JPMorgan Chase Bank, as trustee of the funds, to permit the commingling of trust assets of both the Allergan, Inc. Savings and Investment Plan and Allergan, Inc. Employee Stock Ownership Plan, for investment and administrative purposes. The assets of the Master Trust are held by JPMorgan Chase Bank.

The following tables summarize the net assets at fair value and net investment income (loss) of the Master Trust.

A) NET ASSETS OF THE MASTER TRUST

	December 31, 2008	December 31, 2007
INVESTMENTS:
Common Stock	$1,942,486	$8,303,592
Mutual Funds	206,081,111	308,669,603
Common/Collective Trusts	81,955,181	76,970,925
Interest Bearing Cash	177,526	17,930
U.S. Government Securities	266,705	76,746
Employer Securities	176,938,831	283,284,406
Other	245,258	—

NET ASSETS OF THE MASTER TRUST	$467,607,098	$677,323,202

NET INVESTMENT IN MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan
Investment in Master Trust	$365,458,016	$505,597,522

Plan’s percentage interest in net assets of the Master Trust	78.2%	74.6%

Allergan, Inc. Employee Stock Ownership Plan
Investment in Master Trust	$102,149,082	$171,725,680

Plan’s percentage interest in net assets of the Master Trust	21.8%	25.4%

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 3 — INVESTMENTS (CONTINUED)

B) NET INVESTMENT INCOME (LOSS) OF THE MASTER TRUST

	Year Ended December 31, 2008	Year Ended December 31, 2007
INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments
Common Stock	$(110,899,771)	$17,943,874
Mutual Funds	(126,539,230)	(10,711,194)
Common/Collective Trusts	(15,103,304)	519,559
Interest Bearing Cash	98,131	917

	(252,444,174)	7,753,156

Dividends	12,688,846	445,443

NET INVESTMENT INCOME (LOSS) OF THE MASTER TRUST	$(239,755,328)	$8,198,599

NET INVESTMENT INCOME (LOSS) FROM MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan	$(178,917,235)	$(151,818)

Allergan, Inc. Employee Stock Ownership Plan	$(60,838,093)	$8,350,417

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 3 – INVESTMENTS (CONTINUED)

The following table presents the fair value of investments held in the Master Trust. Investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2008 and 2007 are separately identified.

	December 31, 2008
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS (held in Master Trust)
At fair value as determined by quoted market prices
Common Stock:
Allergan, Inc. *	2,392,869	$96,480,481
Advanced Medical Optics, Inc.	108,452	716,869

Total common stock		97,197,350

Mutual Funds:
Dodge & Cox Balanced Fund *	987,656	50,627,247
Dodge & Cox Stock Fund	86,316	6,419,297
American Century Income and Growth Fund *	1,322,783	24,497,940
American Funds New Perspective Fund *	1,759,167	33,160,302
American Funds EuroPacific Growth Fund *	982,266	27,454,337
Western Asset Core Plus Bond Portfolio Fund	1,815,352	15,757,258
Janus Adviser INTECH Risk-Managed Growth Fund	1,391,689	11,634,522
Columbia Marsico Focused Equities Fund	243,755	3,666,077
Evergreen Special Values Fund	826,299	11,427,722
Times Square Small Cap Growth Fund	753,762	5,675,831
TIAA-CREF Small Cap Blend Index Fund	319,552	2,796,079

Total mutual funds		193,116,612

At fair value as reported by the fund:
Common/Collective Trusts:
JPMorgan Stable Value Fund *	579,455	55,562,813
Barclays Global Investors Equity Index Fund	670,018	19,403,715

Total common/collective trusts		74,966,528

Investments at estimated fair value:
Interest bearing cash and cash equivalents		177,526

Total investments held in Master Trust		365,458,016

Investments at estimated fair value:
Participant loans		6,922,836

Total investments		$372,380,852

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 3 – INVESTMENTS (CONTINUED)

	December 31, 2007
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS (held in Master Trust)
At fair value as determined by quoted market prices
Common Stock:
Allergan, Inc. *	2,271,961	$145,950,750
Advanced Medical Optics, Inc.	130,378	3,198,172

Total common stock		149,148,922

Mutual Funds:
Dodge & Cox Balanced Fund *	935,059	75,739,842
American Century Income and Growth Fund *	1,505,700	43,514,717
American Funds New Perspective Fund *	1,452,009	49,295,708
American Funds EuroPacific Growth Fund *	811,981	41,305,458
Artisan Small Cap Fund	651,552	11,024,258
Hotchkis and Wiley Large Cap Value Fund	663,633	13,511,566
Western Asset Core Plus Bond Portfolio Fund	924,728	9,423,183
Janus Adviser INTECH Risk-Managed Growth Fund	1,352,845	19,913,882
Columbia Marsico Focused Equities Fund	168,576	4,226,199
Evergreen Special Values Fund	851,699	17,545,004
TIAA-CREF Small Cap Blend Index Fund	105,142	1,507,743

Total mutual funds		287,007,560

At fair value as reported by the fund:
Common/Collective Trusts:
JPMorgan Stable Value Fund *	426,552	42,316,556
Barclays Global Investors Equity Index Fund *	589,529	27,106,554

Total common/collective trusts		69,423,110

Investments at estimated fair value:
Interest bearing cash and cash equivalents		17,930

Total investments held in Master Trust		505,597,522

Investments at estimated fair value:
Participant loans		5,638,789

Total investments		$511,236,311

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 3 — INVESTMENTS (CONTINUED)

The Plan’s investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held) appreciated (depreciated) in value during the years ended December 31, 2008 and 2007. A summary of the change in fair value of investments is as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007

Common Stock	$—	$(265,836)
Master Trust	(190,421,450)	(376,900)
Mutual Funds	—	15,655,941
Common/Collective Trusts	—	1,476,026

	$(190,421,450)	$16,489,231

During the years ended December 31, 2008 and 2007, $11,504,215 and $225,082, respectively, of dividends were earned by investments held in the Master Trust and are included in dividends on the Statements of Changes in Net Assets Available for Benefits. Included in net appreciation (depreciation) in contract value of investments on the Statements of Changes in Net Assets Available for Benefits is $4,840,630 and $515,038 representing the change in the fair value to contract value adjustment for the fully benefit-responsive contract for the years ended December 31, 2008 and 2007, respectively.

NOTE 4 — FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the provisions of FASB Statement No. 157, Fair Value Measurements, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s underlying investments held in the Master trust at fair value as of December 31, 2008. The Plan’s investment in the Master Trust itself would be reported under Level 2.

		Fair Value Measurements at Reporting Date Using:
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Stock	$97,197,350	$97,197,350	$—	$—
Mutual Funds	193,116,612	193,116,612	—	—
Common/Collective Trusts	74,966,528	—	74,966,528	—
Interest Bearing Cash	177,526	177,526	—	—
Participant loans	6,922,836	—	—	6,922,836

Total assets at fair value	$372,380,852	$290,491,488	$74,966,528	$6,922,836

The following table presents changes in the Plan’s Level 3 investment assets measured at fair value on a recurring basis for the year ended December 31, 2008.

Participant Loans (Level 3)
Balance, beginning of year	$5,638,789
Interest	492,296
Purchases, issuances and settlements (net)	791,751

Balance, end of year	$6,922,836

NOTE 5 — INCOME TAX STATUS

The Plan obtained its latest determination letter on July 22, 2002, in which the Internal Revue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 5 — INCOME TAX STATUS (CONTINUED)

The Plan has applied for a new determination letter, but the letter has not yet been received. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and constitutes a qualified trust under Section 401(a) of the Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

NOTE 6 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan allows participants to purchase employer securities held in the Master Trust. As of December 31, 2008 and 2007, the Plan held 2,392,869 and 2,271,961 shares, respectively, of Allergan, Inc. common stock held in the Master Trust.

Certain Plan investments held in the Master Trust and allocated to the Plan are invested in mutual funds that are managed by an affiliate of JPMorgan Chase Bank, the trustee, and therefore, these transactions qualify as party-in-interest transactions for which there is a statutory exemption.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan through the Master Trust provides for various investment options in mutual funds, common and collective trusts, common stock and cash and cash equivalents. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

NOTE 8 — CONCENTRATIONS

Investments in the common stock of Allergan, Inc. held in the Master Trust comprised approximately 26% and 29% of the Plan’s total investments as of December 31, 2008 and 2007, respectively.

NOTE 9 — CORPORATE MERGERS

The Company acquired Inamed Corporation (“Inamed”) during 2006. However, employees of Inamed continued to be participants in the Inamed Corporation Retirement Savings Plan (the “Inamed Plan”) through December 31, 2006. Effective January 1, 2007, the participants in the Inamed Plan were enrolled into the Plan and the assets from the Inamed Plan were transferred into the Plan. The total assets transferred into the Plan was $25,774,267.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

NOTE 9 — CORPORATE MERGERS (CONTINUED)

On October 15, 2007, the Company acquired Esprit Pharma Holding Company, Inc. (“Esprit”). The employees of Esprit became eligible to participate in the Plan effective October 16, 2007, and their former plan was frozen. As of December 31, 2008, the Esprit 401(k) Plan was terminated and any remaining plan assets were distributed to its participants.

NOTE 10 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$396,886,306	$525,332,704
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(6,196,538)	(1,355,908)

Net assets available for benefits per the Form 5500	$390,689,768	$523,976,796

The following is a reconciliation of investment income (loss) per the financial statements to the Form 5500:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Total investment income (loss) per the financial statements	$(173,584,309)	$24,731,232
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(4,840,630)	(515,038)

Total investment income (loss) per the Form 5500	$(178,424,939)	$24,216,194

NOTE 11 — SUBSEQUENT EVENTS

Employer Matching Contributions — Pursuant to an amendment dated January 27, 2009, effective January 31, 2009, the Company makes matching contributions in an amount equal to 100% of each employee’s contribution up to 2% of defined compensation.

SUPPLEMENTAL SCHEDULE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

EMPLOYER ID NUMBER 95-1622442, PLAN NUMBER 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4i

DECEMBER 31, 2008

(a)	(b) Identity of Issue Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Allergan, Inc.	Common Stock, 2,392,869 shares	**	$96,480,481

	Advanced Medical Optics, Inc.	Common Stock, 108,452 shares	**	716,869

	Dodge & Cox Balanced Fund	Mutual Fund, 987,656 shares	**	50,627,247

	Dodge & Cox Stock Fund	Mutual Fund, 86,316 shares	**	6,419,297

*	American Century Income and Growth Fund	Mutual Fund, 1,322,783 shares	**	24,497,940

	Barclays Global Investors Equity Index Fund	Common/Collective Trust, 670,018 shares	**	19,403,715

	American Funds New Perspective Fund	Mutual Fund, 1,759,167 shares	**	33,160,302

	American Funds EuroPacific Growth Fund	Mutual Fund, 982,266 shares	**	27,454,337

	Western Asset Core Plus Bond Portfolio Fund	Mutual Fund, 1,815,352 shares	**	15,757,258

	Janus Adviser INTECH Risk-Managed Growth Fund	Mutual Fund, 1,391,689 shares	**	11,634,522

*	JPMorgan Stable Value Fund	Common/Collective Trust, 579,455 shares	**	55,562,813

	Columbia Marsico Focused Equities Fund	Mutual Fund, 243,755 shares	**	3,666,077

	Evergreen Special Values Fund	Mutual Fund, 826,299 shares	**	11,427,722

	Times Square Small Cap Growth Fund	Mutual Fund, 753,762 shares	**	5,675,831

	TIAA-CREF Small Cap Blend Index Fund	Mutual Fund, 319,552 shares	**	2,796,079

*	Participant loans	Interest rates ranging from 5% to 10.5%	$0	6,922,836

*	JPMorgan Chase Bank	Money Market, 177,526 units	**	177,526

			$0	$372,380,852

*	Party-in interest
**	Historical cost information is not required for participant directed investment funds

See Report of Independent Registered Public Accounting Firm and

the accompanying notes to the financial statements

Exhibit Index

Exhibit No.	Description
Exhibit 23	Consent of Lesley, Thomas, Schwarz & Postma, Inc.